Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 1 DATED MAY 5, 2016
TO THE PROSPECTUS DATED APRIL 29, 2016
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated April 29, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.;
(2)	recent real property investments; and
(3)	an update to our management and the management of our advisor.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on March 17, 2014 and was subsequently supplemented by a post-effective amendment to the registration statement declared effective on April 29, 2016. We are offering up to $2,500,000,000 in shares of common stock pursuant to our primary offering, consisting of two classes of shares: $1,375,000,000 in Class A shares of common stock and $1,125,000,000 in Class T shares of common stock. We are also offering $475,000,000 in shares pursuant to our distribution reinvestment plan. We reserve the right to reallocate shares offered among the classes of shares and between our primary offering and our distribution reinvestment plan. During the month of April 2016, we accepted investors’ subscriptions for, and issued, a total of approximately 337,200 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $8.5 million, consisting of approximately 307,500 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $7.8 million, and approximately 29,700 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $705,000. As of April 30, 2016, we had accepted investors’ subscriptions for, and issued, a total of approximately 10,800,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $268.2 million (including shares issued pursuant to our distribution reinvestment plan). As of April 30, 2016, approximately $2.7 billion in shares of our common stock remained available for sale in the offering.
We intend to offer these shares until March 17, 2017, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by March 17, 2017, our board of directors may further extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 15 of the prospectus and the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 119 of the prospectus.
Description of Real Estate Investments
As of April 30, 2016, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 116 properties, acquired for an aggregate purchase price of $499.2 million, located in 31 states, consisting of nine multi-tenant and 107 single tenant properties, comprising approximately 2.5 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We did not acquire any properties between April 12, 2016 and April 30, 2016. In general, our properties are acquired through the use of proceeds from our initial public offering and debt borrowings.

Management
All discussions of our management and the management of our advisor set forth in the prospectus are supplemented with the following information:
On May 1, 2016, Simon J. Misselbrook, our chief financial officer and treasurer and chief financial officer and treasurer of our advisor, notified us of his resignation, effective May 30, 2016, to pursue another professional opportunity.   We intend to begin a search for a new chief financial officer and treasurer immediately. If a new chief financial officer and treasurer has not been appointed by May 30, 2016, our board of directors is expected to appoint Michael J. Bartolotta, chief financial officer of VEREIT and a certified public accountant, to serve as our interim principal financial officer until such time as a successor is named.   Mr. Misselbrook will work with his successor or Mr. Bartolotta to ensure a smooth transition of our financial functions.

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